Exhibit 99.1

PANSOFT COMPANY LIMITED

3/F Qilu Software Park Building
Jinan Hi-Tech District
Jinan, Shandong,
People’s Republic of China, 250101

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

NOTICE IS HEREBY GIVEN that an the Annual Meeting of Stockholders of Pansoft Company Limited (the “Company”) will be held on Wednesday, June 30, 2010 at 9:00 a.m., Eastern Standard Time, by web conference.  The internet access information for the meeting is as follows:

www.virtualshareholdermeeting.com/pansoft10.

The Annual Meeting is held for the following purposes, as more fully described below in the information circular accompanying this notice:

1. To elect two directors of the Company.

2. To ratify the appointment of AGCA as the Company’s independent registered public accounting firm for the fiscal year ending June 30th, 2011.

3. To transact such other business as may properly come before the Annual Meeting and any adjournment thereof.

The Board of Directors has fixed the close of business on May 14, 2010 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. A complete list of stockholders entitled to vote will be available at the Company’s principal executive offices located at 3/F Qilu Software Park Building, Jinan Hi-Tech District Jinan, Shandong, People’s Republic of China, 250101, for five days prior to the meeting.

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE ANNUAL MEETING, WE URGE YOU TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

After reading the information circular, please mark, date, sign and return, as soon as possible, the enclosed proxy card in the prepaid envelope to ensure that your shares will be represented. YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD OR ATTEND THE ANNUAL MEETING IN PERSON.

We look forward to talking to you at the meeting.

           BY ORDER OF THE BOARD OF DIRECTORS

/s/ Hugh Wang
Hugh Wang
Chairman and Director

PANSOFT COMPANY LIMITED

INFORMATION CIRCULAR

This information circular is furnished in connection with the solicitation by the Board of Directors (the “Board of Directors” or the “Board”) of Pansoft Company Limited (“Pansoft” or the “Company”), of proxies in the accompanying form to be used at the Annual Meeting of Stockholders to be held through web conference at www.virtualshareholdermeeting.com/pansoft10 on Wednesday, June 30th, 2010 at 9:00 a.m., Eastern Standard Time, and at any adjournment or postponement of the Annual Meeting (the “Annual Meeting”).  The Annual Meeting will be conducted via teleconference and web conference and no physical meeting will be held.

Certain information contained in this information circular has been incorporated by reference from the transition report on Form 20-F filed by the Company on March 25, 2010 for the transition period of January 1, 2009 to June 30, 2009 (the “Transition Report”).  The Transition Report was filed by the Company in connection with its change of fiscal year end from December 31 to June 30.  This information circular and the Transition Report are also available at http://www.pansoft.com/

This information circular and the accompanying form of proxy are being mailed to stockholders on or about June 1, 2010.

VOTING PROCEDURES

The shares represented by proxy received in response to this solicitation and not revoked will be voted at the Annual Meeting. If you hold your shares in your own name as a holder of record, you may instruct the proxy holders how to vote your shares by signing, dating and mailing the proxy card in the postage paid envelope that we have provided. In the event no directions are specified, the shares will be voted FOR the election of the nominee directors listed in this information circular and FOR approval of proposal 2.

You may revoke or change your proxy vote at any time before it is actually voted at the Annual Meeting by sending a written notice of revocation or submitting another proxy with a later date to the Secretary of the Company. You may also revoke your proxy by attending and voting in person at the Annual Meeting, but your attendance at the Annual Meeting will not, by itself, constitute a revocation of your proxy. If your shares are registered in the name of a bank or other brokerage firm, you will receive instructions from them that you must follow in order to have your shares voted.

Who Can Vote

Stockholders of record at the close of business on May 14th, 2010 are entitled to notice of and to vote at the Annual Meeting. As of May 30th, 2010, the Company had 5,438,232 shares of common stock, $0.001 par value per share (“Common Stock”) outstanding and entitled to vote. Each holder of Common Stock is entitled to one vote for each share held as of the record date.

General Information on Voting

Holders of a majority of the outstanding shares of Common Stock must be present or represented by proxy at the Annual Meeting in order to have a quorum. Shares that are marked “withheld” or “abstain” are treated as being present for purposes of determining the presence of a quorum at the Annual Meeting. If you hold your Common Stock through a bank, broker or other nominee, the broker may be prevented from voting shares held in your account on certain proposals that are considered “non-routine” proposals (a “broker non-vote”) unless you have given voting instructions to your bank, broker or nominee.  All of the proposals presented at the annual meeting are “routine” matters.  Shares that are subject to a broker non-vote are counted for purposes of determining whether a quorum exists.

Directors are elected by a plurality vote. Accordingly, the director nominees who receive the most votes cast in his or her favor will be elected. Votes that are withheld from a nominee will be excluded entirely from the election of the Class I directors and will have no effect on the outcome. A broker non-vote has no effect in the outcome of the election of the directors, as directors are elected by a plurality of the votes cast. Proposal 2 will be approved by the majority of votes cast at the annual meeting~~.~~

Stockholders whose shares are registered in their own names may vote by mailing a completed proxy card, via the Internet or by telephone.  Instructions for voting via the Internet or by telephone are set forth on the enclosed proxy card. To vote by mailing a proxy card, sign and return the enclosed proxy card in the enclosed prepaid and addressed envelope and your shares will be voted at the Annual Meeting in the manner you direct. In the event no directions are specified, such proxies will be voted FOR each nominee of the Board of Directors (Proposal No. 1) and FOR ratification of the appointment of AGCA as the Company’s independent registered public accounting firm for the Company’s year ended December 31, 2009 (Proposal No. 2) and in the discretion of the proxy holders as to any other matters that may properly come before the Annual Meeting.

 The Company will bear the expense of printing and mailing proxy materials. In addition to the solicitation of proxies by mail, solicitation may be made by the Company’s directors, officers or other employees by telephone, facsimile or other means.

No additional compensation will be paid to such persons for such solicitation. The Company will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of the Company’s Common Stock.

Management of the Company is not aware of any matters other than those described in this information circular that may be presented for action at the Annual Meeting. If any other matters properly come before the meeting, persons appointed by the enclosed form of proxy will have discretionary authority to vote such proxies as they decide.

Recommendations of the Board of Directors

The Company’s Board of Directors recommends a vote:

•	FOR the election of the Class II nominees to the Board of Directors (Proposal 1);

•	FOR ratification of AGCA as our registered public accounting firm for fiscal year 2010 – 2011 (Proposal 2).

IMPORTANT

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE ANNUAL MEETING, WE URGE YOU TO MARK, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AT YOUR EARLIEST CONVENIENCE IN THE ENCLOSED POSTAGE-PREPAID RETURN ENVELOPE. THIS WILL NOT LIMIT YOUR RIGHTS TO ATTEND OR VOTE AT THE ANNUAL MEETING.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company’s articles of association provides for a classified Board of Directors consisting of three classes having staggered terms of three years each. The Board of Directors currently consists of one Class I director, two Class II directors, and two Class III directors. The Class I director has a term expiring at the 2012 annual meeting of stockholders, the Class II directors have a term expiring at the 2010 annual meeting and the Class III directors have a term expiring at the 2011 annual meeting of stockholders.

The terms of the Company’s two Class II directors, Mr. Tony Luh and Mr. Samuel Shen, will end in 2010.  The Nomination Committee of the Board of Directors recommended, and the Board of Directors approved, Mr. Tony Luh and Mr. Samuel Shen as the nominees for reelection at the Annual Meeting to Class II of the Board of Directors.  If reelected, Mr. Tony Luh and Mr. Samuel Shen will serve for a term of three years expiring at the 2013 annual meeting of stockholders or until his successor shall have been elected and qualified.  Mr. Tony Luh and Mr. Samuel Shen have each consented to be named as the nominee and agreed to serve if reelected. If, however, Mr. Tony Luh and Mr. Samuel Shen are unable to serve, proxies will be voted for such persons as the Board of Directors may recommend.

Shares represented by proxy cannot be voted for a greater number of persons than the number of nominees named. The other directors of the Company will continue in office for their existing terms.

The Board of Directors unanimously recommends that stockholders vote “FOR” the election of the following nominees to the Board of Directors:

NOMINEES TO SERVE AS CLASS II DIRECTOR SERVING A TERM EXPIRING AT THE 2013 ANNUAL MEETING

Tony C. Luh. Mr. Luh is one of the founding managing directors at DFJ DragonFund.  He possesses experience in investments at all stages of development in the East Asia region.  Born in Japan, raised in Thailand, and possessing profound knowledge of the Chinese language and culture, Tony spent his professional career in both Asia and the US.  Tony has over 20 years of experience in capital markets, sales, strategic alliances and new business development.  Prior to DFJ DragonFund, Tony was a managing director with DragonVenture which he co-founded in 1999.  Before DragonVenture, Tony was a senior executive at InfoWave Communications, an early-stage, first-generation Chinese Internet company.  At the time, Infowave was one of the pioneers in the internet portal business.  His position at Infowave brought Tony in close contact with Yahoo! and EBay, communicating closely with both companies on strategic direction in the international markets.  In many ways, Tony influenced the early developments of Internet in Taiwan and China. In the mid- to late-1980s in Taiwan as the corporate fund manager for Kosheng Enterprises, Tony accumulated public investment expertise in sectors ranging from information technology to high volume manufacturing in Asia.  In 1999 Tony and his partner Bobby Chao co-founded DragonVenture, an investment advisory and seed fund management firm specializing in Greater China regions.  Tony later became the seed investor and advisor of OSA Technologies and InphoMatch (a.k.a. Mobile365).  Both companies were very successful with OSA acquired by Avocent (Nasdaq: AVCT) and Mobile365 acquired by Sybase (NYSE: SY). With his partner Bobby, Tony also advised on eFriendsNet – one of the first social networking companies in China later acquired by French SNS Giant Meetic. Tony attended three different high schools in three different countries.  Tony also attended three different universities in three different states (Washington, Texas and California) in the US.

Samuel Shen. Mr. Shen is General Manager of Strategic Partnership Group (SPG) for Microsoft Asia Pacific R&D and is a member of the company’s Greater China Region senior leadership team. In this role, Mr. Shen oversees the engineering ecosystem efforts for Microsoft in the region and is responsible for Microsoft’s long-term technology partnership strategy for Asia Pacific. Shen also directs the company’s software outsourcing business to China, along with a number of technology and business incubations. Shen has spent much of his career in the high-tech fields. He joined Microsoft in 1993, led an engineering team to release Windows NT v3.5 Chinese version. In his Microsoft tenure, Shen held many senior positions in both business and technical routes. Before his current role, Shen was Senior Director of the Microsoft Windows Server System Global Engineering Group in Redmond. From 2002 to 2004, Mr. Shen was the Business and Marketing Officer for Microsoft Taiwan Corporation. Mr. Shen earned a master’s degree in computer science from University of California, Santa Barbara and he currently serves on the board for several companies.

Board of Directors

Our board of directors currently consists of five directors. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2012 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2010 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2011 and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as equally as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly and in good faith with a view to our best interests. Our directors when exercising powers or performing duties as a director also have a duty to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, the nature of the company, the nature of the decision and the nature of the responsibilities undertaken by him. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the Company Law. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Director Compensation

Cash Retainer Fees.

In general, our non-employee directors receive annual retainer fees of RMB 34,200 (in equivalent to $5000) paid semiannually, as well as RMB 1,000 for each Board or Board committee meeting attended.  During the transition period of January 1, 2009 to June 30, 2009, each of our non-employee directors received a retainer fee of RMB 17,100 (in equivalent to $2500) as well as RMB 1,000 for each Board or Board committee meeting attended.  During the transition period, non-employee directors received an aggregate of RMB 3000 as Board or Board committee meeting fees.  Non-employee directors were also entitled to reimbursement for their actual travel expenses for each Board meeting attended.  Employee directors do not receive additional compensation for their service as directors.

Equity Awards.

Under our 2008 Stock Incentive Plan, non-employee directors are eligible to receive stock option grants or restricted stock awards.  During the transition period of January 1, 2009 to June 30, 2009, non-employee director was not granted any options to purchase any shares of our common stock.

SECURITY OWNERSHIP OF DIRECTORS

The following table sets forth information with respect to beneficial ownership of our common shares as of April 30, 2010 by our directors.  The number and percentage of common shares beneficially owned are based on 5,518,099 (2) common shares outstanding as of April 30, 2010. Information with respect to beneficial ownership has been furnished by each director. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 30, 2010 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of Pansoft, 3/f, Qilu Software Park Building, Jinan Hi-tech Zone, Jinan 250101, Shandong, People’s Republic of China.

Directors	Amount of Beneficial Ownership (2)	Percentage Ownership (2)
Hugh Wang (3)	3,620,495	65.60%
Guoqiang Lin (4)	3,620,495	65.60%
Samuel Shen	0	*
Paul Gillis	9300	0.17%
Tony Luh	3100	0.07%
All Directors as a Group (5 people)	3,633,695	65.90%
Timesway Group Limited (5)	3,620,495	65.60%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)
The number of our common shares outstanding used in calculating the percentage of the shares held by the persons listed above includes the following common shares underlying options exercisable within 60 days of April 30, 2010:

	Granted On	No. of Shares	Exercise Price $	Expired by
	September 8, 2009	64,200	7.00	8-Sep-13
	December 13, 2009	8,000	2.74	13-Dec-11
	December 13, 2009	3,000	2.74	13-Dec-13
	May 22, 2009	4,667	5.20	22-May-12
	Total as of May 8, 2010	79,867

(3)
Based on a Schedule 13G filed by Timesway Group ("Timesway"), Timesway beneficially owns 3,620,495 shares of Common Stock of the Company.  Mr. Hu Wang serves as the Chairman and Director of Timesway and personally owns approximately 17% common shares of Timesway.  As director of Timesway, Mr. Wang may be deemed to have beneficial ownership of Common Stock beneficially owned by Timesway and hereby disclaims beneficial ownership of such securities.

(4)
Based on a Schedule 13G filed by Timesway, Timesway beneficially owns 3,620,495 shares of Common Stock of the Company. Mr. Guoqiang Lin serves as Director of Timesway and personally owns approximately 17% common shares of Timesway.  As Director of Timesway, Mr. Lin may be deemed to have beneficial ownership of Common Stock beneficially owned by Timesway and hereby disclaims beneficial ownership of such securities.

(5)	Timesway is a British Virgin Islands company formed on July 31, 2001 by Mr. Wang, for the purposes of holding a portion of the common shares of our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The nominating committee of our Board of Directors must approve all related party transactions. All material related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.  Related party transactions that we entered into prior to our initial public offering were not approved by independent directors, as we had no independent directors at that time.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed the firm of AGCA (“AGCA”) as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2011.  The Audit Committee will reconsider the appointment if the appointment is not ratified.

Effective April 24, 2009, the Company engaged AGCA as its independent registered public accounting firm for the fiscal year ending December 31, 2009.  For a more detailed description of the engagement of AGCA, see the Company’s Form 8-K/A filed with the SEC on May 12, 2009.

Pre-Approval Policies and Procedures

The Audit Committee has a policy concerning the pre-approval of audit and non-audit service to be provided by the Company’s independent auditors. The policy requires that the Audit Committee shall oversee the work of the independent auditors for all audit reports and related works.  All audit and non-audit services for the transition period covered by the Transition Report were pre-approved by the audit committee.

The Board of Directors recommends a vote FOR ratification
of the appointment of AGCA.

STOCKHOLDER PROPOSALS

The Company’s articles of association establish an advance notice procedure with respect to certain stockholder proposals and director nominations. If a stockholder wishes to have a stockholder proposal considered at the Company’s 2010 annual meeting of stockholders, the stockholder must give timely notice of the proposal as required under such advance notice procedure in writing to the Secretary of the Company at the Company’s principal executive offices at 3/F Qilu Software Park Building, Jinan Hi-Tech Zone, Jinan, Shandong, People’s Republic of China 250101.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

Whether you intend to be present at the Annual Meeting or not, we urge you to return your signed proxy card promptly.

APPENDIX A

PANSOFT COMPANY LTD
3/F QILU SOFTWARE PARK BUILDING
HI-TECH DISTRICT
JINAN, CHINA 250101

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

1 OF 2

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Electronic Delivery of Future PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

PAGE 1 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends that you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors Nominees	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

01 Tony Luh 02 Samuel Shen

The Board of Directors recommends you vote FOR the following proposal(s):

	For	Against	Abstain
2 To ratify the appointment of AGCA, Inc as the Company's independent registered public accounting firm.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address change/comments, mark here. ☐
(see reverse for instructions)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Form 10-K, Shareholder Letter is/are available at www.proxyvote.com.

PANSOFT COMPANY LIMITED
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR ANNUAL MEETING ON June 30th, 2010

Hu Wang and Allen Zhang, or each of them, each with the power of substitution, are hereby authorized to represent as proxies and vote all shares of stock of Pansoft Company Limited (the "Company") that the undersigned is entitled to vote at the Annual Meeting of Stockholders of the company to be held via the internet at www.virutalshareholdermeeting.com/pansoft10 on June 30th, 2010 at 9:00 a.m. or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted as directed by the stockholder. **If no such directions are indicated, the proxies will have authority to vote FOR the election of the director nominee listed in Item 1, and FOR Item 2 .**

Address change/comments:

____

____

____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)